United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of February, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Executive Officer
Date: February 10, 2011

IR Contact Information: ir@gruma.com (52) 81 8399-3349
Monterrey, N.L., Mexico, February 10, 2011	www.gruma.com

GRUMA ANNOUNCES PRICING OF
COMMON SHARES OF GRUPO FINANCIERO BANORTE
IN SECONDARY OFFERING

Monterrey, N.L., Mexico, February 10, 2011 - GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB ) announces that the pricing of common shares of Grupo Financiero Banorte, S.A.B. de C.V. (''GFNORTE'') offered by GRUMA as the selling shareholder in a secondary offering was determined yesterday, February, 9. GRUMA sold 161,405,905 GFNORTE common shares in an international offering and a public offering in Mexico at a price of Ps.52 per common share, constituting an offer size of approximately Ps.8,393,107,060, excluding the over-allotment option.

The offering also includes an over-allotment option exercisable for 30 days from today which, if exercised by the Mexican underwriters and the international initial purchasers, would result in the sale of 16,140,591 additional GFNORTE common shares by GRUMA.

The international offering was carried out in the United States under Rule 144A of the U.S. Securities Act of 1933 (the ''Securities Act'') and outside the United States under Regulation S of the Securities Act.

The common shares being offered in the secondary offering will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The common shares are being offered only to qualified institutional buyers under Rule 144A and outside the United States in compliance with Regulation S under the Securities Act.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the common shares in the United States. The common shares will not be sold in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

GRUMA is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 102 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 94 plants. In 2009, GRUMA had net sales of US$3.9 billion, of which 73% came from non-Mexican operations.